UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              August 22, 2019

  Via E-Mail
  George Casey, Esq.
  Shearman & Sterling LLP
  599 Lexington Avenue
  New York, NY 10022

          Re:     Liberty Global plc
                  Schedule TO-I
                  Filed August 12, 2019, amended August 15, 2019
                  SEC File No. 005-87508

  Dear Mr. Casey:

          We have reviewed your filings and have the following comments.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO

  1. We note that any shares tendered will be acquired from security holders by the
          Counterparty Banks with their own funds. We also note that the company does not have a unilateral obligation to purchase those shares from the Counterparty Banks and that the
          Counterparty Banks do not have a unilateral obligation to sell those shares to the company; thus, the Counterparty Banks may become significant company security holders under the stated terms of the offer and the agreements between the company and the Counterparty Banks. Finally, we note that the company will "generally" make all decisions and determinations with respect to the offer, which suggests that the company does not maintain full control over its offer; this is also reflected in the language referenced in comment 6 below. Please include the Counterparty Banks as bidders in the tender offer. Alternatively, provide us with your legal analysis supporting your determination not to include the Counterparty Banks as bidders in the tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and
Section II.D.2 of the
 George Casey, Esq.
Shearman & Sterling LLP
August 22, 2019
Page 2

       Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline"
       (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO.

Offer to Exchange

Conditions of the Offer, page 51

2. Refer to the disclosure in the first paragraph in this section. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraph we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered by your own action or inaction. Please revise this language to comply with our position.

3. Please refer to the first condition on page 51. It appears that the condition renders the offers illusory as the Counterparty Banks are obligated to acquire tendered shares, regardless of your response to comment 1 above, and as such the condition is within their control. Please revise.

4. Refer to the penultimate condition (page 53). Please revise it to disclose whether you are aware of any such approval, permit, etc.

5. Similar to comment 3 above, your disclosure relating to your obligation to accept and pay for tendered shares in the first full paragraph of page 53 appears to render the offers illusory as the condition is within your control. Please revise.

6. Refer to your statement on page 54 that "[a]ny determination by us or, where applicable, the relevant Counterparty Bank concerning the events described above will be final and binding on all parties." Please revise to disclose that security holders may challenge the company's or a Counterparty Bank's determinations in a court of competent jurisdiction.

Sources and Amount of Funds, page 55

7. Please describe and quantify the "certain other costs" you may pay each Counterparty
       Bank.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 George Casey, Esq.
Shearman & Sterling LLP
August 22, 2019
Page 3

      Please direct any questions to me at (202) 551-3619.

                                                         Sincerely,

                                                         /s/Daniel F. Duchovny
                                                         Daniel F. Duchovny
                                                         Special Counsel
                                                         Office of Mergers &
Acquisitions